

October 28, 2011

Via E-mail
Jeremy Allaire
Chief Executive Officer
Brightcove Inc.
One Cambridge Center
Cambridge, MA 02142

      Re: Brightcove Inc.
                Amendment No. 1 to Registration Statement on Form S-1
                Filed October 6, 2011
                File No. 333-176444

Dear Mr. Allaire:

We have reviewed your amended registration statement and response letter, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please note that references to prior comments refer to those provided in our letter dated September 22, 2011.

General

1. We note your response to prior comments 3 and 9 and the related revisions to the prospectus. It appears you should disclose more clearly the effective control your two largest shareholders will likely continue to have over the company following the offering. In this regard, we note that the disclosure added to the summary on page 4 and the revised risk factor heading on page 24 state that your executive officers and directors and their affiliated entities will be able to exercise "significant influence" over matters submitted for stockholder approval. Given that General Catalyst Partners and Accel Partners (with their respective affiliates) currently each beneficially own 26.6% of the company's outstanding common stock and have representatives on your board of directors, however, this description of their relationship with the company appears understated. Please revise the referenced disclosures to state unambiguously that these two private equity investors will likely continue to have effective control of the company following the offering. In addition, tell us what consideration you gave to providing related disclosure on the prospectus cover page.

Prospectus Summary, page 1

2. In response to prior comment 7, you advise that you believe it is appropriate to include the names of certain well-known customers in the first paragraph of your prospectus summary in part because they demonstrate the range of industries and geographies you

serve. You have already, however, indicated in this paragraph that you are a global provider and that you have customers in numerous industries, such that the names of particular customers in various locations and industries seems unnecessary. You further indicate that inclusion of these customer names is appropriate in part because they provide a representative sample of how your Video Cloud product is used, but the ways in which these customers utilize your product is not evident from the disclosure provided in your summary. Accordingly, it appears that you should relocate the names of these customers to a more appropriate place in the prospectus such as Business where you can present them in sufficient context.

Risks Related to Our Business and Our Industry

"Failure of our infrastructure…," page 14

3.   In response to prior comment 10, you advise that in the event that your agreement with one of your two CDN partners was terminated, you believe you could transition content delivery during the "post-termination wind-down period" to the other CDN, such that you do not believe you are currently substantially dependent on your agreement with either CDN. We note, however, that the existence of a likely replacement provider is not necessarily dispositive as to whether you are currently substantially dependent on your CDN agreements. Please provide additional support for your contention that these agreements are not required to be filed as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K, in light of the significance to your business of the service these CDNs provide in delivering online video and other media to end users. Tell us, for example, whether the agreements contain any material minimum volume commitments. In addition, so that we may better evaluate your determination, please describe in your response the term and termination provisions contained in the agreements, as well as the provisions relating to service interruptions on the part of the applicable CDN.

4.   Ensure also that the Business section of the prospectus contains a materially-complete description of your agreements and arrangements with your CDN partners.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Accounting for Stock-based Compensation Arrangements, page 45

5.   Please revise to describe the factors contributing to increase in the fair value of your common stock from the March 2011 to the May 2011 grant. In this regard, include a discussion regarding the significant intervening events within the company, which led to the approximately 28% increase in the fair value of your common stock between these grant dates.

Business, page 69

6.   Your response to prior comment 22 appears to indicate that you do not need to disclose backlog for your Premium business since you disclose deferred revenue. Please tell us the amount of unbilled accounts receivable for your annual contracts with monthly billing terms for each period presented (i.e. the amount not included in deferred revenue). If this amount is material, tell us further why you believe backlog is not required to be disclosed. Also, to the extent that "bookings" are (or become) a key indicator used by management to monitor your business, then tell us your consideration of including both a quantitative and qualitative discussion of this metric in your future MD&A disclosures. If you do not believe bookings are a key metric, then please explain why. Refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350.

Exhibit Index

7.   We note your response to prior comment 31. You advise that you do not believe that the Series D preferred stock documents, other than the investor rights agreement, are required to be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K because they are not material contracts that are "to be performed in whole or part at or after the filing of the registration statement." It appears from your response, however, that although these agreements may terminate or otherwise be immaterial following the consummation of the proposed offering, they are currently in effect and accordingly may be "performed in whole or part at or after the filing of the registration statement." Further, note that Item 601(b)(10) also requires the filing of certain material contracts that were "entered into not more than two years" before the filing of the registration statement. As the Series D preferred stock financing occurred in March 2010, it appears that the related documents may need to be filed as exhibits. Please file the agreements, or advise.

        You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Staff Attorney, at (202) 551-3483 or me at (202) 551-3730 with any other questions.

                                        Sincerely,

                                        /s/ Barbara C. Jacobs

                                        Barbara C. Jacobs
                                        Assistant Director

cc: Via E-mail
        Joseph C. Theis, Jr., Goodwin Proctor, LLP